United States securities and exchange commission logo





                               December 28, 2021

       Stephen M. Kadenacy
       Chief Executive Officer
       BRC Inc.
       1250 S. Capital of Texas Highway
       Building 2, Suite 285
       Austin, Texas 78746

                                                        Re: BRC Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed December 14,
2021
                                                            File No. 333-260942

       Dear Mr. Kadenacy:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 7, 2021 letter.

       Form S-4/A filed December 14, 2021

       General

   1. We note your response to prior comment 3. It appears that, notwithstanding the form of the private
transaction, the substance of the PIPE transaction will permit the recipients of
                                                        those securities to
receive unrestricted shares. We do not believe that attempting to register the offer and
sale of securities that were issued privately is consistent with Section
                                                        5 of the Securities
Act. Refer to Question 134.02 of our Securities Act Sections
                                                        Compliance and
Disclosure Interpretations.
 Stephen M. Kadenacy
FirstName
BRC Inc. LastNameStephen M. Kadenacy
Comapany28,
December  NameBRC
              2021 Inc.
December
Page 2    28, 2021 Page 2
FirstName LastName
       You may contact Kevin Stertzel at (202) 551-3723 or John Cash at (202) 551-3768 if you
have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos at (202) 551-7844 or Geoffrey Kruczek at (202) 551-3641 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing
cc:      Jonathan Ko